EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Twelve Months
	Ended	For the Years Ended December 31,
	December 31, 2006	2005	2004	2003	2002
Earnings
Income/(loss) before income taxes, minority interest and change in accounting	$(111)	$(173)	$(539)	$(1,194)	$(160)
Earnings of non-consolidated affiliates	(33)	(25)	(45)	(55)	(44)
Cash dividends received from non-consolidated affiliates	24	48	42	35	16
Fixed charges	213	185	140	126	139
Amortization of capitalized interest, net of interest capitalized	6	4	1	3	1

Earnings	$99	$39	$(401)	$(1,085)	$(48)

Fixed Charges
Interest and related charges on debt	$190	$158	$109	$97	$109
Portion of rental expense representative of the interest factor	23	27	31	29	30

Fixed charges	$213	$185	$140	$126	$139

Ratios
Ratio of earnings to fixed charges*	N/A	N/A	N/A	N/A	N/A

*	For the years ended December 31, 2006, 2005, 2004, 2003, and 2002, fixed charges exceed earnings by $115 million, $146 million, $541 million, $1,211 million, and $187 million, respectively, resulting in a ratio of less than one.